650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

FIRM / AFFILIATE OFFICES
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April 5, 2024
VIA EDGAR
Division of Corporation Finance
Office of Industrial Applications and Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeanne Bennett
Li Xiao
Juan Grana
Abby Adams

Re:	PACS Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 1, 2024
File No. 333-277893
Ladies and Gentlemen:
On behalf of PACS Group, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 4, 2024, relating to the Company’s above referenced Amendment No. 2 to Registration Statement on Form S-1 publicly filed on April 1, 2024 (the “Amendment No. 2”). We are submitting this letter via EDGAR in advance of our public filing of Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”), which will be revised to address the Staff’s comments. In response to the Staff’s comments and as discussed with the Staff on April 4, 2024, we are supplementally providing the Staff with a copy of certain pages of Amendment No. 3, marked to show changes from Amendment No. 2, containing proposed revised disclosure that will be included in Amendment No. 3 to address the Staff’s comments. The pages are attached hereto as Exhibit A. We intend to include this revised disclosure, in the form substantially set

April 5, 2024

forth in Exhibit A, in our upcoming filing of Amendment No. 3, and will include a comment response letter to the Staff at the time of such filing.
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8051 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ J. Ross McAloon

J. Ross McAloon
of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Jason Murray, Chief Executive Officer, PACS Group, Inc.
John Mitchell, Chief Legal Officer, PACS Group, Inc.
B. Shayne Kennedy, Latham & Watkins LLP
Benjamin K. Marsh, Goodwin Procter LLP
Adam V. Johnson, Goodwin Procter LLP

Exhibit A
(see attached)

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion. Dated April ~~1~~5, 2024.
PRELIMINARY PROSPECTUS
19,050,000 Shares
Common Stock
This is an initial public offering of common stock of PACS Group, Inc. We are offering 19,050,000 shares of our common stock. Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $20.00 and $22.00 per share of our common stock. We have applied to list our common stock on the New York Stock Exchange under the symbol “PACS.” If our listing application is not approved, we will not proceed with this offering.
Our founders, Jason Murray and Mark Hancock, as selling stockholders, have granted the underwriters an option for a period of up to 30 days to purchase up to an additional 2,857,500 shares of our common stock from them at the initial public offering price, less the underwriting discounts and commissions. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.
Following this offering, our founders, Messrs. Murray and Hancock, will collectively own a significant majority of our common stock, representing approximately 87.1% of the voting power of our common stock (or approximately 85.2% if the underwriters exercise their option to purchase additional shares of our common stock from the selling stockholders in full). In addition, ~~following this offering,~~ pursuant to the terms of our amended and restated certificate of incorporation (Amended and Restated Charter) to be filed in connection with this offering ~~and our Stockholders Agreement (as defined herein)~~, our founders will be able to control ~~or significantly influence~~ corporate matters for the foreseeable future. For ~~example~~example, each founder will have the right to designate (i) up to two individuals for inclusion in our slate of director nominees if such founder beneficially owns at least 20% of the aggregate number of shares of common stock outstanding immediately following this offering or (ii) one individual for inclusion in our slate of director nominees if such founder beneficially owns less than 20% but at least 10% of the aggregate number of shares of common stock outstanding immediately following this offering. Accordingly, immediately following this offering, ~~our~~each founder~~s~~ will have the right to designate two directors, and our founders will collectively have the right to designate four directors, which represents the entirety of our current four member board of directors. These rights are affirmed in the Stockholders Agreement (as defined herein). In addition, pursuant to the terms of our Amended and Restated Charter, for so long as our founders beneficially own, in the aggregate, the majority of the voting power of our outstanding shares of voting stock, our founders will be able to remove any of our directors at any time with or without cause and may take action by written consent without a meeting of stockholders. Our Amended and Restated Charter will also authorize our board of directors to establish and determine, among others, the voting, board representation and other rights or preferences of one or more series of preferred stock, and our board of directors may determine to issue additional shares of common stock, in each case without stockholder approval. This concentrated control, due to both the provisions of the Amended and Restated Charter and Stockholders Agreement and the voting power of our ~~common stock~~founders following this offering, will ~~limit-or-~~preclude your ability to influence corporate matters for the foreseeable future, including with respect to the composition of our board of directors, ~~and~~the election and removal of directors, the authorization and issuance of additional shares of our common stock that ~~may~~would be dilutive to you, the issuance of shares of preferred stock that could be dilutive to you, amendments to our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring stockholder approval.
Following this offering, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. As a “controlled company,” we intend to rely on the exemptions from certain corporate governance standards of the New York Stock Exchange.
See the sections titled “Management—Director Independence and Controlled Company Exception,” “Certain Relationships and Related Party Transactions—Stockholders Agreement” and “Description of Capital Stock.”
Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 22 to read about the factors you should consider before buying shares of our common stock.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
__________________
(1)We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See the section titled “Underwriting (Conflicts of Interest)” for a description of the compensation payable to the underwriters.
The underwriters expect to deliver the shares of common stock to purchasers on or about               , 2024.

Citigroup	J.P. Morgan	Truist Securities
RBC Capital Markets		Goldman Sachs & Co. LLC

PACS
Healthcare
Elevated
PACS

STONEY POINT

TRELLIS
PARADISE

Our portfolio of owned and leased properties is strategically located in nine states: Arizona, California, Colorado, Kentucky, Missouri, Nevada, Ohio, South Carolina and Texas. We anticipate that available acquisition opportunities will enable us to further penetrate our reach into these nine states and to enter new states in the future. We believe our current markets are attractive and that the states in which we operate each has unique benefits, such as favorable reimbursement dynamics, high barriers to entry, or population growth of adults aged 65 and older, which is our primary patient demographic. We generally look for similar attributes in new markets that we enter. As of December 31, 2023, we leased 165 facilities, directly owned the real estate at 29 facilities, and owned partial interests in an additional 14 facilities through joint ventures managed by third parties. As we continue to grow, we intend to explore additional purchases of real-estate assets, through purchase options or right-of-first refusals in existing leases, as well as acquisitions and de novo construction of purpose-built facilities.
For the year ended December 31, 2023, we generated total revenue of $3.1 billion, representing a CAGR of 63.3% over the last three years. A substantial portion of our revenue is generated from payments from third-party payors, including Medicare and Medicaid, which represent our largest sources of revenue and accounted for 38.6% and 37.6% of our routine revenue for the year ended December 31, 2023, respectively. For the year ended December 31, 2022, we generated revenue of $2.4 billion, and Medicare and Medicaid accounted for 47.6% and 30.2% of our total revenue, respectively. For the year ended December 31, 2023, we generated total net income of $112.9 million, total operating expense of $2.9 billion and Adjusted EBITDA of $237.5 million, representing a CAGR of 53.4%, 63.7%, and 51.1%, respectively, over the last three years. For the year ended December 31, 2022, our total operating expenses were $2.2 billion, and we generated net income of $150.5 million and Adjusted EBITDA of $255.5 million. As of December 31, 2023, we had total long-term liabilities of $3.0 billion. We intend to use approximately $330.0 million of the net proceeds from this offering to repay a portion of the amounts outstanding under our Amended and Restated 2023 Credit Facility. See the section titled “Use of Proceeds” for additional information. Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, see the section titled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Key Skilled Services Metrics and Non-GAAP Financial Measures—Non- GAAP Financial Measures.”
Our Value Proposition
We believe that our operating model creates meaningful value for patients and their families, our referring providers, our payors, and our administrators and clinicians.
Value Proposition for Patients and Families
•Coordinated care. We empower team members at every level through skillful training, shared resources, and a collaborative spirit. We help deliver coordinated care before, during, and after a patient’s stay with us. Prior to admission, our administrators or other facility leaders meet with patients and their families, as well as hospital discharge planners, to plan for the patient’s discharge and enable a seamless transition to our facility. During a stay with us, our local facility team coordinates closely with physicians to deliver high-touch, high-quality care for patients. As care nears completion, we meet with our patients, their families, home health agencies and downstream care providers to plan for and ensure a smooth transition.
•Outstanding patient experience. Our goal is to provide each patient with superior care and an outstanding experience. When patients arrive at our facilities they are greeted by a warm, inviting, and modern environment. We often upgrade facility infrastructure shortly after acquisition and perform periodic refreshes, to ensure our facilities are comfortable and well-equipped to serve patients across a wide range of acuities with a primary focus on high acuity patients. High acuity patients generally require higher levels of medical care or monitoring due to conditions or complications that cannot be easily managed, and often need more nursing resources and attention to maintain their quality of life. We believe our investment in modern equipment and technology allows our facility care teams to identify and respond to patient needs and provide them high quality care in a timely manner. Moreover, our clinicians are highly trained, have significant experience, and are able to leverage bespoke care plans to help ensure that patients receive care tailored to their particular needs.

•We are subject to litigation, which is commonplace in our industry, which could result in significant legal costs and large settlement amounts or damage awards, and our self-insurance programs may expose us to significant and unexpected costs and losses.
•We rely significantly on information technology, and any failure, inadequacy or interruption of that technology could harm our ability to effectively operate our business.
•We may be unable to complete future facility or business acquisitions at attractive prices or at all, which may adversely affect our revenue; we may also elect to dispose of underperforming or non-strategic operating subsidiaries, which would decrease our revenue.
•In undertaking acquisitions, we may be adversely impacted by costs, liabilities and regulatory issues that may adversely affect our operations, and we may not be able to successfully integrate acquired facilities and properties into our operations, or achieve the benefits we expect from any of our facility acquisitions.
•Because we lease the majority of our facilities, we are subject to risks associated with leased real property, including risks relating to lease termination, lease extensions and special charges, any of which could have an adverse effect on our business, financial condition and results of operations.
•We operate in a highly regulated industry with stringent regulatory compliance obligations, and are subject to extensive and complex laws and government regulations. If we are not operating in compliance with these laws and regulations or if these laws and regulations change, we could be required to make significant expenditures or change our operations in order to bring our facilities and operations into compliance.
•We have broad discretion in how we may use the net proceeds from this offering, and we may not use them effectively. We intend to use a portion of the net proceeds from this offering to repay amounts outstanding under our Amended and Restated 2023 Credit Facility, which will reduce the extent of the net proceeds available for general corporate purposes to support the growth of our business.
•Following this offering, our founders, Jason Murray and Mark Hancock, will collectively own a significant majority of our common stock, representing approximately 87.1% of the voting power of our common stock (or approximately 85.2% if the underwriters exercise their option to purchase additional shares of our common stock from the selling stockholders in full). In addition, ~~following this offering,~~ pursuant to the terms of our Amended and Restated Charter ~~and our Stockholders Agreement~~, our founders will be able to control ~~or significantly influence~~ corporate matters for the foreseeable future. For ~~example~~example, each founder will have the right to designate (i) up to two individuals for inclusion in our slate of director nominees if such founder beneficially owns at least 20% of the aggregate number of shares of common stock outstanding immediately following this offering or (ii) one individual for inclusion in our slate of director nominees if such founder beneficially owns less than 20% but at least 10% of the aggregate number of shares of common stock outstanding immediately following this offering. Accordingly, immediately following this offering, each founder will have the right to designate two directors, and our founders will collectively have the right to designate four directors, which represents the entirety of our current four member board of directors. These rights are affirmed in the Stockholders Agreement. In addition, pursuant to the terms of our Amended and Restated Charter, for so long as our founders beneficially own, in the aggregate, the majority of the voting power of our outstanding shares of voting stock, our founders will be able to remove any of our directors at any time with or without cause and may take action by written consent without a meeting of stockholders. Our Amended and Restated Charter will also authorize our board of directors to establish and determine, among others, the voting, board representation and other rights or preferences of one or more series of preferred stock, and our board of directors may determine to issue additional shares of common stock, in each case without stockholder approval. This concentrated control, due to both the provisions of the Amended and Restated Charter and Stockholders Agreement and the voting power of our ~~common stock~~founders following this offering, will ~~limit or~~ preclude your ability to influence corporate matters for the foreseeable future, including with respect to the composition of our board of directors, ~~and~~the election and removal of directors, the authorization and issuance of additional shares of our common stock that ~~may~~would be dilutive to you, the issuance of shares of preferred stock that could be dilutive to you, amendments to our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring stockholder approval.
•Our founders may enter into one or more margin loans following the completion of this offering and pledge a portion of their shares of our common stock as collateral to secure such margin loans. If either Mr. Murray or Mr. Hancock were to enter into a margin loan and subsequently default on their respective obligations under any such margin loan, the lender may be entitled to foreclose on their shares pledged as collateral and sell them to the public, which could cause our stock price to decline and result in a significant change in beneficial ownership.
•We will be a “controlled company” under the corporate governance rules of the New York Stock Exchange and intend to rely on exemptions from certain corporate governance requirements, including the requirements that within one year of the completion of this offering we have a board that is composed of majority of independent directors and have a nominating and corporate governance committee that is composed entirely of independent directors. As a result, you will not have the same protections afforded to stockholders of companies that are subject to such requirements.
•Affiliates of Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Truist Securities, Inc., RBC Capital Markets, LLC, Regions Securities LLC and KeyBanc Capital Markets Inc., each an underwriter in this offering, will each receive at least 5% of the net proceeds of this offering and may have an interest in this offering beyond customary underwriting discounts and commissions.
Corporate Information
We were initially incorporated on December 17, 2012 as Providence Group, Inc., a California corporation. On June 30, 2023, we undertook a reorganization in connection with our entry into a new credit agreement described in more detail in the section titled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity & Capital Resources—Credit Facilities.” Pursuant to this reorganization, PACS Group, Inc., which was incorporated on March 24, 2023 as a Delaware corporation, became the parent entity for our organization. The following diagram sets forth a simplified view of our corporate structure as of December 31, 2023.

~~I~~ Accordingly, immediately following this offering, Messrs. Murray and Hancock will collectively have the right to designate four directors, which represents the entirety of our current four member board of directors.
In addition, pursuant to the terms of our Amended and Restated Charter, immediately following this offering and for so long as Messrs. Murray and Hancock beneficially own, in the aggregate, the majority of the voting power of our outstanding shares of voting stock, they will be able to remove any of our directors at any time with or without cause and may take action by written consent without a meeting of stockholders. As a result, Messrs. Murray and Hancock will be able to determine or significantly influence our management, business plans, policies, and governance for the foreseeable future. This concentrated control of the composition of the board of directors and voting power of our common stock will ~~limit or~~ preclude your ability to influence corporate matters for the foreseeable future, including with respect to the composition of our board of directors-~~and~~, the election and removal of directors, the authorization and issuance of additional shares of our common stock that would be dilutive to you, the issuance of shares of preferred stock that could be dilutive to you, amendments to our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interests as one of our stockholders, and may deprive us of what we perceive as an attractive business combination opportunity. These limitations could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.
Even when the parties to our Stockholders Agreement cease to own shares of our stock representing a majority of the total voting power, for so long as such parties continue to own a significant percentage of our stock, they will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through their voting power. Accordingly, for such period of time, the parties to our Stockholders Agreement will continue to have significant influence with respect to our management, business plans, policies, and governance.
Our founders, Jason Murray and Mark Hancock, may enter into one or more margin loans following the completion of this offering and pledge a portion of their shares of our common stock as collateral to secure such margin loans. If either Mr. Murray or Mr. Hancock were to enter into a margin loan and subsequently default on their respective obligations under any such margin loan, the lender may be entitled to foreclose on their shares pledged as collateral and sell them to the public, which could cause our stock price to decline and result in a significant change in beneficial ownership.
While neither Mr. Murray nor Mr. Hancock has entered into a margin loan at this time, each may enter into one or more margin loans following the completion of this offering and use their shares of our common stock as collateral. The underwriters have provided Messrs. Murray and Hancock an exception under their respective lock-up agreements that permits each of them to pledge a portion of their shares of our common stock to secure one or more margin loans that they may seek to obtain or enter into with one or more nationally or internationally recognized financial institutions, subject to certain exceptions and specified conditions, including that the aggregate number of shares of our common stock pledged as collateral pursuant to any such margin loans by Messrs. Murray and Hancock during the lock-up period shall not, for each of Messrs. Murray and Hancock, exceed 7.5% of the total number of shares of our common stock issued and outstanding on the closing date of this offering. As a result, the lock-up agreements permit an aggregate of up to 15% of the total number of shares of our common stock issued and outstanding on the closing date of this offering to be pledged as collateral pursuant to margin loans during the 180 day period covered by the lock-up agreements. As neither Mr. Murray nor Mr. Hancock has entered into a margin loan at this time, it is possible that the lenders under any such margin loans, who could potentially benefit from a greater percentage of shares of common stock being pledged as collateral pursuant to any such margin loans. and with the consent of the representatives of the underwriters under the lock-up agreements, agree to permit a greater percentage of shares of common stock to be pledged.
To the extent that Messrs. Murray and/or Hancock enter into any margin loan, they will retain their ability to vote the shares of our common stock pledged as collateral and any such pledged shares shall not impact their beneficial ownership for purposes of the rights under the Stockholders Agreement or otherwise in connection with matters to be voted on by stockholders. Pursuant to Rule 13d-3(d)(3) under the Exchange Act, a lender under any such margin loans would not beneficially own the pledged shares unless and until such lender has taken all formal steps necessary which are required to declare a default and determines that the power to vote or to direct the vote or to dispose or to direct the disposition of such pledged securities will be exercised. However, if either of Mr. Murray or Mr. Hancock were to default on their respective obligations under any such margin loan (including but not limited to the borrower’s inability to satisfy certain payments required under such margin loan) and fail to cure such default, the margin loan lender may be entitled to exercise its right under such margin loan to foreclose on the pledged interests and, subject to the recipients agreeing to be bound by lock-up agreements, sell the pledged shares of our common stock in order to satisfy the borrower’s obligations. Such an event could cause our stock price to decline and result in a change in beneficial ownership of our existing stockholders in the event that the margin loan lender determines to exercise voting or dispositive power over the shares.
Depending upon the beneficial ownership of Messrs. Murray and Mr. Hancock at the time of any such event, it is possible that the resulting change in beneficial ownership could result in changes to the rights of the holders of our common stock under our Amended and Restated Charter. For example, if. following such an event, Messrs. Murray and Hancock beneficially own, in the aggregate, less than a majority of the voting power of our outstanding shares of voting stock, they would no longer be able to remove any of our directors at any time with or without cause or take action by written consent without a meeting of stockholders. In such event, pursuant to the terms of our Amended and Restated Charter, directors could only be removed for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of our voting stock and our stockholders would not be able to take action by written consent, which would have the effect of requiring all stockholder actions to be taken at a meeting of our stockholders. In addition, any such changes in the beneficial ownership of Messrs. Murray and Mr. Hancock may result in the reduction or loss of their respective rights to designate individuals for inclusion in our slate of director nominees, and may result in the loss of our ability to qualify as a controlled company.
Future sales, or the perception of future sales, of shares of common stock by existing stockholders could cause the market price of our common stock to decline.
If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline.
Upon consummation of this offering, based on the number of shares of our common stock outstanding on December 31, 2023, we will have outstanding a total of 147,773,386 shares of our common stock. Of these shares, only the shares of common stock sold in this offering will be freely tradable, without restriction, in the public market immediately after this offering unless purchased by our affiliates. The remaining shares are held by Messrs. Murray and Hancock and are subject to lock-up and market stand-off agreements that restrict their ability to, among other things and subject to certain exceptions, sell or transfer their shares for a period of 180 days after the date of this prospectus. However, Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Truist Securities, Inc. may, in their sole discretion as representatives of the underwriters, waive the contractual lock-up before the lock-up agreements expire. In particular, the representatives have granted each of Messrs. Murray and Hancock an exception under their respective lock-up agreements that permits each of them to pledge a portion of their shares of our common stock to secure one or more margin loans ~~that they may seek to obtain or~~. See “—Our founders, Jason Murray and Mark Hancock, may enter into ~~with~~ one or more ~~nationally or internationally recognized financial institutions, subject to certain~~ e~~xceptions and specified conditions, including that the aggregate number of shares of our common stock pledged as collateral pursuant to any such~~ margin loans ~~by Messrs. Murray and Hancock during the lock-up period shall not, for each of Messrs. Murray and Hancock, exceed 7.5% of the total number of shares of our common stock issued and outstanding on~~ following the ~~closing date~~completion of this ~~offering. As a r~~e~~sult, the lock-up agreements permit an aggregate of up to 15% of the total number of shares of our common stock issued~~ offering and ~~outstanding on the closing date~~pledge a portion of ~~this off~~e~~ring to b~~e ~~pledged as collateral pursuant to margin loans.~~

~~To the extent that Messrs. Murray and/or Hancock enter into any margin loan, they will retain~~ their ~~ability to vote the~~ shares of our common stock ~~pledged~~ as collateral ~~and any such pledged shares shall not impact their beneficial ownership for purposes of the rights under the Stockholders Agreement or otherwise in connection with matters to be voted on by stockholders. Pursuant~~ to ~~Rule 13d-3(d)(3) under the Exchange Act, a lender under any~~ secure such margin ~~loans would not beneficially own the pledged shares unless and until such lender has taken all formal steps necessary which are requir~~e~~d to declare a default and det~~e~~rmines that the pow~~e~~r to vote or to direct the vote or to dispose or to direct the disposition of such pledged securities will be exercised. However,  if~~loans. If either ~~of~~ Mr. Murray or Mr. Hancock were to default on their respective obligations under any ~~such margin loan (including but not limited to th~~e ~~borrower’s inability to satisfy certain payments r~~e~~quired under~~ such margin ~~loan) and fail to cure such default,~~ loan, the ~~margin loan~~ lender may be entitled ~~to exercise its right under such margin loan~~ to foreclose on ~~the pledged inter~~e~~sts and access and, subject to the recipi~~e~~nts agreeing to be bound by lock-up agreements, sell the pledged~~ their shares ~~of our common stock in order~~pledged as collateral and sell them to ~~satisfy~~ the ~~borrower’s obligations. Such an event~~public, which could cause our stock price to decline and result in a change in beneficial ~~ownership of our existing stockholders in the event that the margin loan lender determines to exercise voting or dispositiv~~e ~~power over the shares.~~ ownership.”
After the lock-up agreements expire, all shares of our common stock outstanding as of December 31, 2023 (assuming the closing of this offering) will be eligible for sale in the public market, of which shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 of the Securities Act (Rule 144), and various vesting agreements. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Messrs. Murray and Hancock are additionally entitled to rights with respect to the registration of all of their shares following this offering and if they were to exercise those rights they may be able to sell their shares outside of the volume limitations imposed by Rule 144. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights.
We intend to file a registration statement on Form S-8 under the Securities Act to register the shares of our common stock issuable or reserved for issuance under our 2024 Plan and our ESPP. That registration statement will become automatically effective upon filing with the SEC, and shares covered by that registration statement will be eligible for sale in the public market, subject to Rule 144 limitations applicable to affiliates and the lock-up agreement described above. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline.
If you purchase our common stock in this offering, you will incur immediate and substantial dilution.
The assumed initial public offering price is substantially higher than the as adjusted net tangible book value (deficit) per share of our common stock of $0.26 per share as of December 31, 2023. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $18.27 per share, based on the assumed initial public offering price of $21.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. This dilution is due to the substantially lower price paid by our investors who purchased shares of common stock prior to this offering as compared to the price offered to the public in this offering.
Future issuances of shares of our common stock, or the perception that these sales may occur, could depress the market price of our common stock and result in dilution to existing holders of our common stock. Upon the completion of this offering, our authorized capital stock will consist of 1,250,000,000 shares of common stock. The authorized but unissued shares of our common stock are available for future issuance by our board of directors without stockholder approval, subject to any limitations imposed by the listing standards of the New York Stock Exchange. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. Also, to the extent outstanding options, restricted stock units or other stock-based awards are issued or become vested, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuances or exercises. Furthermore, we may issue additional equity securities that could have rights senior to those of our common stock. For example, our Amended and Restated Charter will also authorize our board of directors to establish and determine, among others, the voting, board representation and other rights or preferences of one or more series of preferred stock, and our board of directors may determine to issue additional shares of common stock, in each case without stockholder approval. As a result, purchasers of our common stock in this offering bear the risk that future issuances of debt or equity securities may reduce the value of our common stock and further dilute their ownership interest.
If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our combined/consolidated financial statements and the accompanying notes thereto. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. It is possible that interpretation, industry practice and guidance involving estimates and assumptions may evolve or change over time. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.
We have broad discretion in how we may use the net proceeds from this offering, and we may not use them effectively. We intend to use a portion of the net proceeds from this offering to repay amounts outstanding under our Amended and Restated 2023 Credit Facility, which will reduce the extent of the net proceeds available for general corporate purposes to support the growth of our business.
Our management will have broad discretion in applying the net proceeds we receive from this offering, and accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds with only limited information concerning management’s specific intentions. We currently intend to use the net proceeds of this offering to repay a portion of amounts outstanding under our Amended and Restated 2023 Credit Facility, and the remaining, if any, for general corporate purposes to support the growth of our business. The amount of net proceeds we use to repay amounts outstanding under our Amended and Restated 2023 Credit Facility will reduce the extent of the net proceeds available for general corporate purposes to support the growth of our business. While we may borrow amounts under our Amended and Restated 2023 Credit Facility for general corporate purposes, such amounts are subject to the terms of the Amended and Restated 2023 Credit Facility, must be repaid and will accrue interest obligations. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity & Capital Resources—Credit Facilities.” We may use a portion of our net proceeds to acquire and invest in additional nursing facilities or other businesses and service offerings, however, we currently have no binding agreements or commitments for any material investments for which we would use the net proceeds of this offering at this time. We may also spend or invest these proceeds in a way with which our stockholders disagree. If our management fails to use these funds effectively, our business could be seriously harmed.
Upon the listing of our common stock on the New York Stock Exchange, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. We intend to rely on exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
After the completion of this offering, Jason Murray and Mark Hancock collectively will control a majority of the voting power of shares eligible to vote in the election of our directors. Because more than 50% of the voting power in the election of our directors is held by an individual, group, or another company, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. As a

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $370.3 million, based upon an assumed initial public offering price of $21.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed initial public offering price per share of $21.00 (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease the net proceeds to us from this offering by approximately $17.9 million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1,000,000 share increase or decrease in the number of shares of common stock offered by us in this offering would increase or decrease the net proceeds to us from this offering by approximately $19.7 million, assuming that the assumed initial public offering price per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, and enable access to the public equity markets for us and our stockholders. We intend to use approximately $330.0 million of the net proceeds from this offering to repay amounts outstanding under our Amended and Restated 2023 Credit Facility, and the remaining amount for general corporate purposes to support the growth of our business. We may use a portion of the net proceeds to acquire or invest in additional nursing facilities or other businesses and service offerings, although we do not have binding agreements or commitments for any material investments for which we would use the net proceeds of this offering at this time.
~~As of December 31, 2023, there was~~Our Amended and Restated 2023 Credit Facility provides for total commitments in an aggregate principal amount of ~~$520.0 million~~$600.0 million. As of the date of this prospectus, the total principal amount outstanding under our Amended and Restated 2023 Credit ~~Facility.~~Facility was $560.0 million, resulting in available cash of $40.0 million. The Amended and Restated 2023 Credit Facility matures on December 7, 2028. Amounts outstanding under the Amended and Restated 2023 Credit Facility currently bear interest~~, at our option,~~ based on~~: (a)~~ the Secured Overnight Financing Rate (plus a 0.10% credit spread adjustment) plus a margin ranging from 2.25% to 3.25% per annum~~; or (b) the Base Rate (as defined in~~, resulting in a current effective interest rate of 8.43% as of the date of this prospectus. The proceeds under our Amended and Restated 2023 Credit ~~Agreement) plus th~~e ~~applicable margin ranging from 1.25%~~Facility were used to repay and refinance all term loans and revolving loans under our previous credit facility, to ~~2.25% per annum.~~repay certain other outstanding indebtedness, and to pay transaction costs in connection with the Amended and Restated 2023 Credit Facility, as well as for working capital. For further information on the Amended and Restated 2023 Credit Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity & Capital Resources.”
The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in one or more capital-preservation investments, which may include short- and intermediate-term investments, interest-bearing investments, investment-grade securities, U.S. government securities, certificates of deposit and money market funds.
We will not receive any proceeds from the sale of shares of our common stock by selling stockholders. We will, however, bear the costs, other than the underwriting discounts and commissions, associated with the sale of these shares.

facilities maintained with commercial banks. Our liquidity as of December 31, 2023 is impacted by cash generated from strong operational performance that improved through a combination of long-term leases and real estate purchases and increased acquisitions. As of December 31, 2023, we had cash and cash equivalents of $73.4 million, total assets of $3,512.7 million, total liabilities of $3,411.0 million, and total equity of $101.7 million, compared to cash and cash equivalents of $58.3 million, total assets of $2,461.9 million, total liabilities of $2,393.2 million and | total equity of $68.7 million as of December 31, 2022.
Historically, we have primarily financed the majority of our property and operation acquisitions through mortgages on our properties, our credit facilities and cash generated from operations., and we expect to continue to use these sources of capital for these purposes. We currently maintain our Amended and Restated 2023 Credit Facility, which has a total commitment limit of $600.0 million, as our single line-of-credit. As of December 31, 2023, the total principal amount outstanding under our Amended and Restated 2023 Credit Facility was $520.0 million, resulting in available borrowing capacity of $80.0 million. After giving effect to the application of approximately $330.0 million of the net proceeds from this offering to repay a portion of the amounts outstanding under our Amended and Restated 2023 Credit Facility, the total principal amount outstanding under our Amended and Restated 2023 Credit Facility at December 31, 2023 would have been $190.0 million, resulting in available borrowing capacity of $410.0 million. See the section titled “Use of Proceeds” for additional information. The terms of the Amended and Restated 2023 Credit Facility permit optional prepayments from time to time without premium or penalty. Following such repayment, we expect to continue to use the Amended and Restated 2023 Credit Facility as our single line-of-credit and to fund the potential acquisition of additional property and operation acquisitions, as well as for working capital and for general corporate purposes. Cash paid to fund acquisitions was $127.0 million, $55.4 million, and $79.7 million for the years ended December 31, 2023, 2022, and 2021, respectively. Total capital expenditures for property and equipment were $45.8 million, $22.9 million, and $124.1 million for the years ended December 31, 2023, 2022, and 2021, respectively.
We believe our current cash balances, our cash flow from operations and the amounts available for borrowing under our credit facilities will be sufficient to cover our operating needs for at least the next 12 months.
_We may, in the future, seek to raise additional capital to fund growth, capital renovations, operations and other business activities, but such additional capital may not be available on acceptable terms, on a timely basis, or at all.
Our cash and cash equivalents as of December 31, 2023 consisted of cash and short-term investments with original maturities of three months or less at the time of purchase.
The following table presents selected data from our combined/consolidated statement of cash flows for the periods presented:

	Year ended December 31,
	2023	2022	2021
	(in thousands)
Net cash provided by/(used in)
Operating activities	$63,697	$92,615	$57,602
Investing activities	(172,791)	(75,321)	(218,600)
Financing activities	129,592	12,350	182,048
Net increase in cash and cash equivalents	20,498	29,644	21,050
Cash, cash equivalents, and restricted cash at beginning of period	98,206	68,562	47,512
Cash, cash equivalents, and restricted cash at end of period	$118,704	$98,206	$68,562

during 2023 as described in the Credit Facilities and Long-term Debt sections below. Dividends also increased $20.1 million in 2023.
Net cash provided by financing activities for the year ended December 31, 2022 of $12.3 million decreased by $169.7 million as compared with the same period in 2021. The decrease was primarily driven by a decrease of $306.4 million in borrowing on our lines-of-credit offset by a decrease of $233.0 million in payments on the lines- of-credit. Also contributing to the decrease in net cash provided by financing activities, we had a decrease of $73.6 million in borrowings of long-term debt and an increase of $19.5 million in payments on long-term debt. The high level of borrowings in 2021 was primarily related to the high acquisition activity in that year. Dividends also increased $6.5 million in 2022.
Material cash requirements from known contractual and other obligations
~~T~~The table below sets forth the total long-term debt obligations outstanding as of the end of each fiscal year ~~were as follows:~~ .

	Year ended December 31, 2023
	2023	2022
	(in thousands)
Lines of credit	$520,000	$146,820
Mortgage loan and promissory notes	$215,010	$356,232
Total	$735,010	$503,052
~~S~~The table above does not reflect our intended use of proceeds from this offering. After giving effect to the application of approximately $330.0 million of the net proceeds from this offering to repay a portion of the amounts outstanding under our Amended and Restated 2023 Credit Facility, we estimate that our total obligations outstanding would have been $405.0 million as of December 31, 2023. See the section titled “Use of Proceeds” for additional information.
The table below sets forth the significant contractual obligations as of December 31, 2023 ~~were as follows~~, including the future periods in which payments are expected~~:~~.

	2024	2025	2026	2027	2028	Thereafter	Total
	(in thousands)
Operating lease obligations	$220,272	$220,997	$220,331	$217,976	$219,679	$1,900,357	$2,999,612
Finance lease obligations	$3,843	$23,560	$2,241	$17,995	$782	$390	$48,811
Long-term debt and line of credit obligations	$16,822	$13,278	$3,545	$2,772	$522,770	$175,823	$735,010
Interest payments on long-term debt	$8,744	$8,071	$7,627	$7,511	$7,397	$129,801	$169,151
Total	$249,681	$265,906	$233,744	$246,254	$750,628	$2,206,371	$3,952,584
The table above does not reflect our intended use of proceeds from this offering. After giving effect to the application of approximately $330.0 million of the net proceeds from this offering to repay a portion of the amounts outstanding under our Amended and Restated 2023 Credit Facility, we estimate that our total long-term debt and line of credit obligations and our total obligations would decrease to approximately $405.0 million and $3,622.6 million, respectively. See the section titled “Use of Proceeds” for additional information.
Credit facilities
On February 28, 2023, we entered into a working capital loan agreement (Working Capital Loan) in connection with the acquisition of various new facilities. The Working Capital Loan allowed us to borrow up to $17.5 million at an annual interest rate of 9%. On May 8, 2023, we drew on the Working Capital Loan in the amount of $15.0 million. As described below, the Working Capital Loan was repaid during the year and, as such, has a zero balance as of December 31, 2023.
On June 30, 2023, PACS Group, Inc., as holdings, PACS Holdings, LLC, as borrower, and certain of their subsidiaries entered into a credit agreement with Truist Bank (Truist) and a syndicate of lenders (2023 Credit Agreement) that extended credit in the form of a revolving credit facility thereunder (2023 Revolving Credit Facility), including letter of credit and swing line sub facilities, and a term loan facility (Truist Term Loan), together referred to as the 2023 Credit Facility. The 2023 Credit Agreement provided for: (i) the 2023 Revolving Credit Facility with revolving commitments in an aggregate principal amount of $150.0 million, including a letter of credit sub facility in an amount representing that portion of the aggregate revolving commitments that may be used by the borrower for the issuance of letters of credit in an aggregate face amount not to exceed $30.0 million and a swingline loan sub facility in an aggregate principal amount at any time outstanding not to exceed $20.0 million and (ii) the Truist Term Loan in an aggregate principal amount of $275.0 million.
Outstanding borrowings under the 2023 Credit Facility accrued interest, at our option, equal to either: (a) the Secured Overnight Financing Rate (SOFR) plus a margin ranging from 2.50% to 3.50% per annum; or (b) the Base Rate (which was defined in a customary manner for credit facilities of this type) plus a margin ranging from 1.50% to 2.50% per annum. The applicable margin was based on the Total Leverage Ratio (which was defined as the ratio of (x) total indebtedness of PACS Group, Inc. and its subsidiaries less up to $50.0 million of unrestricted cash to (y) the consolidated EBITDA of PACS Group, Inc. and its subsidiaries). In addition, we agreed to pay a commitment fee on the unused portion of the 2023 Revolving Credit Facility, which ranged from 0.30% to 0.50% per annum, depending on the Total Leverage Ratio.
In connection with executing the 2023 Credit Agreement, deferred financing costs associated with both lines-of- credit and long-term debt of $3.1 million were written off, and additional deferred financing costs of $9.7 million were capitalized during the year ended December 31, 2023. In addition, on the closing date of the 2023 Credit Agreement, we drew $75.0 million on the 2023 Revolving Credit Facility and borrowed the entirety of the $275.0 million Truist Term Loan. We used approximately $142.0 million of such proceeds to repay certain outstanding indebtedness on prior lines of credit and the Working Capital Loan.
On December 7, 2023, we amended and restated the 2023 Credit Facility (Amended and Restated 2023 Credit Facility). The Amended and Restated 2023 Credit Facility provides for revolving commitments in an aggregate principal amount of $600.0 million, which revolving commitments may also be utilized for (x) the issuance of letters of credit in an aggregate face amount not to exceed $50.0 million and/or (y) the borrowing of swingline loans in aggregate principal amount not to exceed $20.0 million at any time outstanding.
Outstanding borrowings under the Amended and Restated 2023 Credit Facility bear interest, at our option, based on (a) SOFR (plus a 0.10% credit spread adjustment) or the Base Rate (which is defined consistent with the 2023 Credit Facility), in each case, plus a margin ranging from 2.25% to 3.25% for SOFR borrowings and 1.25% to 2.25% for Base Rate borrowings based upon our Total Leverage Ratio (which is defined consistent with the 2023 Credit Facility) as determined with reference to our most recently delivered financial statements. In addition to interest paid on all outstanding revolving loans, we are required to pay (i) a commitment fee on the unused portion of the revolving commitments, which ranges from 0.25% to 0.45% per annum based upon our Total Leverage Ratio as determined with reference to our most recently delivered financial statements, (ii) a letter of credit fee in respect of each revolving lender’s participation in each outstanding letter of credit, which is based on the then applicable margin for SOFR loans, and (iii) other fees customary for credit facilities of this type.

preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Fully Paid and Non-Assessable
All shares of our common stock that will be outstanding upon the completion of this offering will be fully paid and non-assessable.
Preferred Stock
No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our Amended and Restated Charter authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our common stock. Our board of directors is able to determine, without stockholder approval and with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions thereof, including, without limitation:
•the designation of the series;
•the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);
•whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•the dates at which dividends, if any, will be payable;
•the redemption or repurchase rights and price or prices, if any, for shares of the series;
•the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution, or winding-up of our affairs;
•whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices, or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•restrictions on the issuance of shares of the same series or of any other class or series;
•whether the shares of the series will have board representation rights; and
•the voting rights, if any, of the holders of the series.
We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock, or adding directors appointed by the holders of such preferred stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock and on the rights of holders of common stock to influence corporate matters. We have no current plan for the issuance of any shares of preferred stock.
Registration Rights
In connection with this offering, we, Jason Murray and Mark Hancock will enter into the Registration Rights Agreement, pursuant to which Messrs. Murray and Hancock will have registration rights. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement. Under the Registration Rights Agreement, we will generally be required to pay all expenses (other than underwriting discounts and commissions and certain other expenses) related to any registration, whether or not such registration becomes effective or this offering is consummated. The Registration Rights Agreement also contains customary indemnification and procedural terms.
Demand Registration Rights
Following the completion of this offering, Messrs. Murray and Hancock will hold an aggregate of 128,723,386 shares of our common stock, which together represents 87.1% of our outstanding shares of common stock after this offering, and will be entitled to certain demand registration rights.
The foregoing demand registration rights are subject to a number of exceptions and limitations.
Piggyback Registration Rights
In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stockholders, Messrs. Murray and Hancock will be entitled to certain “piggyback” registration rights, entitling them to notice of the registration and allowing them to include their registrable securities in such registration. These rights will apply whenever we propose to file a registration statement under the Securities Act other than with respect to (1) a registration related to the sale of securities to employees pursuant to a stock option, stock purchase or similar plan or (2) a registration relating to a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act.
Designation Rights
Our Amended and Restated Charter will grant Messrs. Murray and Hancock board designation rights. Mr. Murray will have the right, but not the obligation, to designate (i) up to two individuals for inclusion in our slate of director nominees if he beneficially owns at least 20% of the aggregate number of shares of common stock outstanding immediately following this offering or (ii) one individual for inclusion in our slate of director nominees if he beneficially owns less than 20% but at least 10% of the aggregate number of shares of common stock outstanding immediately following this offering. Mr. Hancock will have the right, but not the obligation, to designate (i) up to two individuals for inclusion in our slate of director nominees if he beneficially owns at least 20% of the aggregate number of shares of common stock outstanding immediately following this offering or (ii) one individual for inclusion in our slate of director nominees if he beneficially owns less than 20% but at least 10% of the aggregate number of shares of common stock outstanding immediately following this offering.
Each of Messrs. Murray and Hancock will also have the right to fill any vacancies created by reason of death, resignation, disqualification or removal of their respective designees. These rights are also affirmed in the Stockholders Agreement that we intend to enter into with Messrs. Murray and Hancock, and these rights will terminate upon the termination of the Stockholders Agreement. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” for more information. If the number of individuals that Messrs. Murray and Hancock have the right to designate is decreased because of a decrease in their respective ownership or upon termination of the Stockholders Agreement, then the corresponding designee (if such designee is serving on our board of directors) may remain on our board of directors through the end of his or her then current term; provided, that a director may resign at any time regardless of the period of time left in his or her then current term.
As a result, immediately following this offering, Messrs. Murray and Hancock will each have the right to designate two directors for nomination to our board of directors, and will collectively have the right to designate four directors, which represents the entirety of our current four member board of directors.
Anti-Takeover Effects of Provisions of the General Corporation Law of the State of Delaware and our Amended and Restated Charter and Amended and Restated Bylaws
Certain provisions of the General Corporation Law of the State of Delaware (DGCL) and our Amended and Restated Charter and our Amended and Restated Bylaws that will become effective immediately prior to the completion of this offering contain provisions that could make the following transactions more difficult: e.g., acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the DGCL, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.
Authorized but Unissued Shares o f Common Stock
The authorized but unissued shares of our common stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the New York Stock Exchange. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise and may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.
Undesignated Preferred Stock
The ability of our board of directors, without further action by our stockholders, to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of our company. These and